

NEXT DOOR PHOTOS

2021 Report

Dear investors,

We continue to be grateful for all of our stakeholders as we continue to scale and make an impact both locally and globally.

Much of our growth in 2021 was a result of the NDP local owners continuing to build relationships locally with clients and also add additional territories to their already successful locations. The results of this growth enabled us to add additional editing locations in Nepal and Kenya which not only increases the footprint of our target impact, but reduces risk of delivery to our clients due to a local disruption. Our global editing partners are some of the highest performing teams in the field.

We are encouraged to observe the early benefits of scale and have invested in processes and systems in 2021 to further support this ongoing phase of growth. This will continue in 2022.

Our Local Owners are the key element to enabling success and their entrepreneurial journeys have been remarkable. We look forward to continuing the past momentum into 2022!

We need your help!

We are actively seeking potential local owners as we look to expand to more markets nationwide. If you know of any entrepreneurs looking to join in a rapidly growing real estate marketing company that serves realtors locally, while providing sustainable jobs for vulnerable, rescued and underserved populations, please reach out directly to our Director of Expansion (expansion@nextdoorphotos.com).

Sincerely,

Paul Vander Kuyl

CEO

Taylor Blom

Co-Founder & CRO

Our Mission

NDP hopes to grow into 250 markets across North America by the end of 2025 (40 per year over the next 5 years) with a goal of creating 10,000 meaningful jobs for those who are vulnerable, rescued, or underserved. NDP's Director of Expansion has helped launch 15 locations per year over the past 3 years and recently added 3 Regional Directors (assigned to recruit within a specific territory) to help scale recruitment efforts and achieve this growth rate.

See our full profile

How did we do this year?

Report Card

B+

The Good

- 40% increase in Aggregate Revenue in 2021 compared to prior year. This is a result of high client addition and retention.
- Added 10 new U.S. markets in 2021 and in addition to editing in Philippines, onboarded Nepal and Kenya operations
- Created strategic plan to invest in a multi-territory model, decreasing risk of failure to launch while expanding geographical reach

The Bad

- Effects of pandemic shutdowns negatively impacted planned aggregate sales growth for 2021
- Recruitment of new local owner partners fell short of our goal
- Asian Typhoon was disruptive for our Philippine operations as well as for our team members personally

2021 At a Glance

January 1 to December 31


$$$$

$2,518,674 +15%
Revenue



-$91,916 [141%]
Net Loss


IOU!

$376,529 +16%
Short Term Debt



$300,000
Raised in 2021



$97,238
Cash on Hand
As of 03/ 2/22

INCOME | BALANCE | NARRATIVE


Revenues
Profit
$2,185,054
$226,407
$2,518,674
$-91,916
2020
2021

Net Margin: -4% Gross Margin: 91% Return on Assets: -8% Earnings per Share: -$91,916.00

Revenue per Employee: $Infinity Cash to Assets: 12% Revenue to Receivables: 523% Debt Ratio: 125%

2021_3DMia_LLC_Financial_Statements.pdf

We ❤ Our 253 Investors

Thank You For Believing In Us

Rahul Patel
Crystal Garcia
Mark Nash
Timothy Sutton
Bill Wakeley
Cindi Anderson
Mitchell Nadel
Craig Parr
Margaret C McKee
David Paisley
Lloyd Abdelnour
Vicki L Vitkun
Michael Herman
Prasad V KATTA
Daniel Palmer
Dung Le
Steven Oelke
Sean Knight
Pat Fynewever
Oleg Boian
Gustavo Rodrigues Zenai...
Mabell Almanzar
David Butler
John Sucher
Randolph Langenbach
Timothy P. Tart
Eric Graebe
Ruslan Gadulshin
Karen Johnson
Seane Waterbury
James R Cole
Carol Fullerton
Krishnan Johan P Srinivas...
Farah Travis
Brian Carroll
Steve Heflin
Kevin Switzer

Martin Peter Hamilton
Bryan McDaniel
James Sarantinos
Curtis Krieger
David Grumney
Sandro Padron
Joshua Jones
William Mendez
Alejandro Bevacqua
Brian Boonstra
Richard L. Marshall
Robert Stahlsmith
Douglas Moyer
Phil Turturici
Laura Losignore
KASH SHEIKH
Alan Roitsch
Terry Mlsna
Steve Heflin
Russell Brian Fyfe
Andrew Berger
Dennis Wayne Carter
Nida Casuga
Jason Boggess
Sufyan Shaikh
Carlos Bishop
James Weston Heflin
William Berard
Brian Moore
Peretz Shapiro
Badal Haider
Thembile Mtwa
Matthew Muscat
Frederick Horgan
Steven Oelke
Sean Knight

Mark Howes
Advait Kulkarni
William Nash SR
Jon Rockwood
Chris Winchester
Jeremy Blossom
Mark Tiderman
Eric Greco
Jason Corteguera
Richard A DeSimone
Yogendra Upadhyay
Brian Carroll
Chad Dana
Bryant Stevenson
Jameson V
Michael Harmon
Gary Tirohn
Cole Boitnott
John Collins
Sue Matthysse
Jonathan A Sands
Kelly Mercer
Ibrahim Alkubaisi
Chandru Jagadeeswaraiah
Joshua D Best
Glenn Brown
Camden Cornell
Michael Grumney
Kevin Schindler
Peter C Byrne
Sameer Sheikh
Eric Achterhof
Daryl Dixon
Charlene Kaase
Richard L. Marshall
Jonathan Lubert

Gregg Moorman
Charles L Herring
Laura Cox
Craig Parr
Asad Ashraf
Cristian Piazza
Jerome Baladad
Joseph Conway
Alexander Quiroz
Edward C Young Jr
Mike Jones
Todd Sandberg
Charles Brown
Robert Heinicke
Ralph Drengson
David RIMSA
William Moore
Jeff Rimmel
Ethan So
Craig Marolf
Tasvia Mohamed
John Moye
Dan K Wolfe
Prasad Gadiraju
Charles Knudsen
Duso NGO
Allison Grumney
Jared Grumney
Amber Kaup
Holly Nemecek
Lee Ann Jack
Connie Blom
Gilberto CARRASQUILLO
William Emmanuel Kalema
Kenneth PROPP
Tamara Steele

Charles Alvarez
Rohith Alimeti
Paul Rashid
Michael Taylor
Joe Hayes
John Petrasanta
Thi Dalley
Derek Barkalow
Steven Cook
Koy Kosek
Lisa Lacey
Michael Scardino
Daryl Sorrentini
Kimberly F. Katz
Kenneth PROPP
Sven Baer
Jeffery Herron
Daniel Carney
Josh Blom
Julie L Longwell
Richard Barone
Phillip E Heuker
Lorna Miedema
Ravichandra Tumu
Narayana Chittireddy
Hector Torres
Keaton Cornell
Brandon Grumney
Robert Knox
Chester CO
Brian T. Stires
Phil Hayden
De Andre Smith
Josh Blom
Charles Brown
Ryan Cadigan

Richard Scott Roberts
Rajkumar NATARAJAN
Troy Austin
Kevin McAuliffe
Steve Sursa
Dhani Kannan
David Grumney
Paul Jackson Jones
Brian L White
Ivan Roman
Jonathan Lubert
Philip Garcia
Jerry Diehl
Matthew J Kaim
Trevor Whittingham
Craig Pohl
Jason Duplantie
Roger Miller
Gregory Scott Gleaves
Jeziel Nova
Harry S Courtney
St Wo
Nathan B
Woo Joong Kim
Rachel Burns
Michael Boyer
Brett Likes
Ashley Rodgers
Neel Nagrik
Heather Balkema
Gregory J Wong
Ahmar Masood
Nicholas Bellavia
Eric Weigold
Todd Sandberg
John Albright

Timothy Sutton
Raging Bull
Terri Denise Register
Lucinda Smith
Tyler Jelonek
Jeff Hall
Jon Rockwood
Jackson Chau
Chye Soon Alan Kuek
Victoria Duverne
Eric Weigold
Louis PANIGUTTI
John Hauck
Thomas Oster
George Curtis
Robert Belquist
Mark Boekhout
Blaine Kloeckner
Juan Vicenty
Robert Appleton
Diania Hanson
Maureen Abdelsayed
Stephen Weller
Travis Sands
Yonatan G Siyum
William Marsh
John Turner
Monica Anderson
Minh Scholes
Karl Stine
Sarah Anderson
Sheryl D. Joyner
Alex Jon Mowery
Jameson V
Michael Herman
Kim Szymura

Thank You!

From the Next Door Photos Team



Paul VanderKuyl
Co-Founder & CEO



Taylor Blom
Co-Founder & CRO

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Paul Vander Kuyl	CEO @ Next Door Photos	2015
Taylor Blom	Sales and Marketing @ Next Door Photos	2015
Nate Karsten	Managing Partner @ SameDay	2018

Officers

OFFICER	TITLE	JOINED
Paul Vander Kuyl	CEO	2015
Taylor Blom	Chief Revenue Officer	2015

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
3DMia Management, LLC	1,000,000 Class A Common Unit	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
10/2015	$85,000		Section 4(a)(2)
07/2016	$100,000	Common Stock	Section 4(a)(2)
07/2016	$50,000	Common Stock	Section 4(a)(2)
07/2016	$150,000	Common Stock	Section 4(a)(2)
01/2017	$50,000	Common Stock	Section 4(a)(2)
01/2017	$25,000	Common Stock	Section 4(a)(2)
06/2017	$25,000		Section 4(a)(2)
10/2017	$50,000		Section 4(a)(2)
11/2017	$100,000		Section 4(a)(2)
01/2018	$50,000		Section 4(a)(2)
09/2018	$675,000	Common Stock	Section 4(a)(2)
10/2019	$100,000		Section 4(a)(2)
11/2019	$50,000		Section 4(a)(2)
11/2019	$50,000		Section 4(a)(2)
12/2019	$50,000		Section 4(a)(2)
02/2020	$75,000		Section 4(a)(2)
04/2020	$125,192		506(c)
04/2020	$383,066		4(a)(6)
06/2021	$300,000	Common Stock	Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
10/21/2019	$100,000	20.0%	0.0%	None	04/21/2019
02/07/2020	$75,000	20.0%	0.0%	None	11/07/2020

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Paul Vander Kuyl	10/15/2015	$85,000	$80,000	3.0%	10/13/2020	Yes
John Wolters	06/29/2017	$25,000	$0	9.0%	11/01/2018	Yes
SAW Financial, LLC	10/25/2017	$50,000	$52,000	10.5%	10/25/2021	Yes
Luke Bouman	11/21/2017	$100,000	$105,000	10.5%	12/21/2020	Yes
London Park	01/18/2018	$50,000	$0	10.0%	01/01/2020	Yes
Manfred Jeske	11/01/2019	$50,000	$54,000	20.0%	05/01/2020	Yes
David Millary	11/08/2019	$50,000	$5,200	10.0%	05/08/2020	Yes
David Millary	12/20/2019	$50,000	$5,150	10.0%	06/20/2020	Yes

Related Party Transactions

Name	Luke Bouman
Amount Invested	$100,000
Transaction type	Loan
Issued	11/21/2017
Outstanding principal plus interest	$105,000 as of 03/2020
Interest	10.0 per annum
Maturity	11/21/2020
Outstanding	Yes
Current with payments	Yes
Relationship	Investor

Name	Paul Vander Kuyl
Amount Invested	$85,000
Transaction type	Loan
Issued	10/15/2015
Outstanding principal plus interest	$80,000 as of 03/2020
Interest	3.0 per annum
Maturity	10/13/2020
Outstanding	Yes
Current with payments	Yes
Relationship	Founder

Line of Credit

Name	Taylor Blom
Amount Invested	$25,000
Transaction type	Loan
Issued	04/25/2019
Outstanding principal plus interest	$23,610 as of 03/2020
Interest	12.0 per annum
Maturity	09/01/2020
Outstanding	Yes
Current with payments	Yes
Relationship	Founder

Promissory Note

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class A Common Units	1,000,000	1,000,000	No

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	N/A
Options:	N/A

Risks

If the Company fails to maintain and promote its brand, its business and operating results will be harmed. The Company believes that maintaining and promoting its brand is critical to expanding its base of consumers and sponsors. If the Company is unable to achieve viable widespread recognition in a relative short period of time it will not achieve the anticipated revenue growth.

A significant disruption in the Company's computer systems or a cyber-security breach could adversely affect our operations. The Company relies extensively on its computer systems to run and manage its products. The Company's systems are subject to damage or interruption from various sources, including power outages, computer and telecommunications failures, computer viruses, cyber security breaches, vandalism, severe weather conditions, catastrophic events, and human error, and our disaster recovery planning cannot account for all eventualities. If the Company's systems are damaged, fail to function properly, or otherwise become compromised or unavailable, the Company may incur substantial costs to repair or replace them, and the Company may experience loss of critical data and interruptions or delays in its ability to perform critical functions, which could adversely affect the Company's business and operating results. Any compromise of the Company's data security could also result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to the Company's reputation, loss or misuse of the information, and a loss of confidence in the Company's data security measures, which could harm its business.

The Company has limited operating history. Therefore, the Company can only provide financial information using projections based on financial assumptions. Actual results may differ materially from those included in the Company's financial projections.

An investment in the Company may not meet the investment criteria for certain tax-exempt participants. In considering an investment in the Units of a portion of the assets of a trust or of a pension or profit-sharing plan qualified under Code Section 401(a) and exempt from tax under Code Section 501(a), a fiduciary should consider: (i) whether the investment satisfies the diversification requirements of ERISA Section 404; (ii) whether the investment is prudent, as the Units are not freely transferable and there will not be a market created in which participants can sell or otherwise dispose of the Units; and (iii) whether the Units or the underlying assets owned by the Company constitute "Plan Assets" under ERISA.

Political and other factors also can affect the Company's performance. Concerns about presidential, congressional, and state elections and legislature and policy shifts resulting from those elections can affect the demand for our products. Additionally, international political risks including, but not limited to, legislation, policy shifts, and presidential policy associated with our strategic partners could impact the bottom line.

The Company's performance is influenced by a variety of economic, social, and political factors. General economic conditions and consumer spending patterns can negatively impact the Company's operating results. Economic uncertainty, unfavorable employment levels, declines in consumer confidence, increases in consumer debt levels, increased commodity prices, and other economic factors that may affect the real estate market or consumer spending on discretionary items can adversely affect the demand for the Company's products.

Potential strategic relationships may not achieve their objectives, which could impede the Company's growth. The Company anticipates that it will enter into strategic relationships in the future. The Company is continually exploring strategic relationships designed to expand its product offerings, enter new markets, and improve its distribution channels. The Company's existing strategic relationships and any new strategic relationships may not achieve their intended objectives, and parties to the Company's strategic relationships may not perform as contemplated. The failure of these relationships may impede the Company's ability to manufacture and source products and introduce new products and enter new markets, thus potentially impacting the success of the business.

Our future success depends on addition of new Next Door Photos Local Owners who are responsible for driving business in their markets. There can be no assurance that we will be successful in attracting and retaining other Local Owners which we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its

securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

3DMia, LLC

- Michigan Limited Liability Company
- Organized October 2015
- 0 employees

2488 Eagle Lane
Holland MI 49424

http://wwww.nextdoorphotos.com

Business Description

Refer to the Next Door Photos profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Next Door Photos is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.